Exhibit 12

                           TAMPA ELECTRIC COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES



     The  following  table  sets  forth  the company's ratio of earnings to fixed charges for the periods indicated.


  Three Months  Twelve Months
     Ended          Ended                 Year Ended December 31,
March 31, 1998  March 31, 1998     1997  1996(2)  1995(2)  1994(2)  1993(2)

    3.44x (1)       4.20x (1)     4.38x  4.40x    4.28x    3.88x(3) 3.81x(4)


     For the purposes of calculating this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.


(1) Includes the effect of a $9.6-million pretax charge associated with Tampa Electric's ongoing efforts to mitigate the effects of a 1997 FPSC ruling on certain wholesale power supply contracts. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.99x and 4.34x for the three- and 12-month periods ended March 31, 1998, respectively.

(2) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.

(3) Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.23x for the year ended Dec. 31, 1994.

(4) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.97x for the year ended Dec. 31, 1993.





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